Exhibit 99.1

ZOOZ Power success of four ultra-fast EV charging sites that utilizes the ZOOZTER-100 product in Germany results in a new purchase order received by ZOOZ for a fifth site

●	ZOOZ Power’s innovative flywheel based kinetic booster power management solution that enables ultra-fast multi-ports EV charging are now live at four sites in Germany, with a fifth coming soon.
●	Using stored kinetic energy from its flywheels and its energy management software, ZOOZ Power supplements the grid power, maximizing charging infrastructure utilization.
●	The ZOOZTER-100 products have been successfully operational at 2 sites in Herrenberg, operated by Charge Point Operator Mer for over a year.
●	Two new installations in Reiskirchen and Weiterstadt, operated by CPO Parkstrom recently went live as well.
●	Based on the success of the 4 existing sites, an order for a fifth ZOOZTER-100 was received by ZOOZ.
●	These deployments highlight ZOOZ Power’s capability to enable ultra-fast, multi-port EV charging and enhance site revenue for Charge Point Operators (CPOs), all without the need for costly grid upgrades.

Tel Aviv, July 30, 2024 – ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), the leading provider of flywheel-based boosters power management solution that enables ultra-fast multi-ports EV charging, is experiencing significant growth in Germany, due to the popularity of its ZOOZTER-100s at four sites, with a fifth one confirmed to open soon.

Two EV charging sites at Herrenberg, run by CPO Mer have each been operating successfully with a ZOOZTER-100 for over a year. This week installations at Reiskirchen and Weiterstadt both operated by CPO Parkstrom, also went live. ZOOZ’s fifth ZOOZTER-100 will soon be live, further expanding the company’s footprint in the German market.

The ZOOZTER-100 is a kinetic power booster system that enables smooth, continuous ultra-fast electric vehicle (EV) charging without expensive grid upgrades. It stores power at idle times, converts it to kinetic energy and then flashes the converted energy back to the grid. This circumvents the need for immediate grid upgrades and enables ultra-fast charging when required.

The recently opened Reiskirchen and Weiterstadt sites are strategically located along the A5 Autobahn near Frankfurt. Each site features two ultra-fast chargers with a 150-kW capacity, supplemented by power from one ZOOZTER-100 unit.

The Reiskirchen installation, positioned near the intersection of major highways, has doubled its available power to 200 kW with the ZOOZTER-100. In Weiterstadt, located in a bustling industrial area south of Frankfurt Airport, the site’s power capacity has increased by 50% thanks to the ZOOZTER-100 technology.

Avi Cohen, Executive Chairman of ZOOZ Power said:

“The growing adoption of our ZOOZTER-100 power boosters across Germany is a testament to its effectiveness and the increasing demand for innovative flywheel-based EV charging solutions. With four operational sites and a fifth on the way, we’re witnessing substantial momentum in Europe’s largest EV market. Our solution is not only enhancing the charging experience for drivers but also creating new opportunities for Charge Point Operators to expand their networks cost-effectively.”

As ZOOZ Power continues to expand its footprint in Germany, the company is not only enhancing the charging experience for EV drivers but also creating profitable opportunities for CPOs. This growth trajectory underscores ZOOZ Power’s pivotal role in supporting the widespread adoption of electric vehicles and the development of robust charging infrastructure.

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based Power Boosting solutions enabling widespread deployment of ultra-fast charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.